AB 4/1/06

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

06007491

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SEC FILE NUMBER
8-49806

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Dougall & Associates, Inc.

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
440 South LaSalle Street - CHX Floor
(No. and Street)

Chicago	IL	60605
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Scott Freyn (312) 346-1066
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this report*
Faircloth & Associates, LLC
(Name - if individual, state last, first, middle name)

542 South Dearborn Street - Suite 560	Chicago	IL	60605
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in the United States or any of its possessions.

FOR OFFICIAL USE ONLY

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 01 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

PROCESSED
JUN 08 2006
THOMSON FINANCIAL

AFFIRMATION

I, Scott Freyn, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Dougall & Associates, Inc. as of December 31, 2005, are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

Signature:

S Scott Freyn

Scott Freyn
President

OFFICIAL SEAL
JACQUELINE LUCENTE
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:03/26/09

Jacqueline Lucente
Notary Public

DOUGALL & ASSOCIATES, INC.

CHICAGO, ILLINOIS

FINANCIAL STATEMENTS

DECEMBER 31, 2005

DOUGALL & ASSOCIATES, INC.

CHICAGO, ILLINOIS

FINANCIAL STATEMENTS

DECEMBER 31, 2005

*

DOUGALL & ASSOCIATES, INC.

TABLE OF CONTENTS

This report contains (check all applicable boxes):

FAIRCLOTH & ASSOCIATES, LLC
ACCOUNTANTS AND AUDITORS

542 SOUTH DEARBORN STREET
CHICAGO, ILLINOIS 60605

INDEPENDENT AUDITOR'S REPORT

To the Stockholders
Dougall & Associates, Inc.

We have audited the accompanying statement of financial condition of Dougall & Associates, Inc. as of December 31, 2005, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dougall & Associates, Inc. as of December 31, 2005, and its results of operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit has been made primarily for the purpose of expressing an opinion on the financial statements taken as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Faircloth & Associates, LLC

Chicago, Illinois
February 21, 2006

EXHIBIT A

DOUGALL & ASSOCIATES, INC.

Statement of Financial Condition
December 31, 2005

ASSETS

Cash in Banks	$	1,702,264
Receivable from brokers and dealers less allowance for doubtful accounts of $32,000		913,722
Exchange Deposits (Note 3)		1,124,000
Chicago Stock Exchange stock (Note 4)		64,000
Total Assets	$	3,803,986

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:			
Accounts payable and accrued expenses		$	253,872
Securities sold not yet purchased			1,921
Due to Brokers			31
Total Liabilities		$	255,824
Commitments and contingent liabilities (Note 6)			
Stockholders' equity			
Common stock (Note 8)	$ 1,000		
Retained earnings	3,547,162		
Total Stockholders' Equity			3,548,162
Total Liabilities and Stockholders' Equity		$	3,803,986

The accompanying notes are an integral part of this financial statement.

EXHIBIT B

DOUGALL & ASSOCIATES, INC.

Statement of Income
for the Year ended December 31, 2005

Revenues		
Brokerage income		$ 3,701,886
Trading income		2,653,507
Interest income		20,970
Other income		1,143,799
Total Revenues		$ 7,520,162
Expenses		
Compensation and related costs	$ 4,597,003	
Clearing and exchange fees	193,853	
Execution charges	47,831	
Dividend expense	11,290	
Interest expense	143,594	
Other expenses		
Exchange membership rental	3,000	
All other expenses	465,053	
Total Expenses		5,461,624
Income Before Taxes		$ 2,058,538
Provision for state tax		24,500
Net Income		$ 2,034,038

The accompanying notes are an integral part of this financial statement.

EXHIBIT C

DOUGALL & ASSOCIATES, INC.

Statement of Changes in Stockholders' Equity
for the Year ended December 31, 2005

	Common Stock (Note 8)	Retained Earnings	Total
Balances - January 1, 2005	$ 1,000	$ 3,499,124	$ 3,500,124
Net income for the year		2,034,038	$ 2,034,038
Distributions to Stockholders		(1,986,000)	(1,986,000)
Balance, end of year	$ 1,000	$ 3,547,162	$ 3,548,162

The accompanying notes are an integral part of this financial statement.

EXHIBIT D

DOUGALL & ASSOCIATES, INC.

Statement of Cash Flows
for the Year ended December 31, 2005

Cash provided by (applied to) operating activities		
Net income	$	2,034,038
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in operating assets and liabilities		
Due from brokers and dealers		253,030
Securitis owned		39,734
Exchange deposits		(157,000)
Other assets		26,685
Accounts payable and accrued expenses		(19,080)
Due to brokers		(39,703)
Securities sold not yet purchased		(44,193)
Net cash provided by operating activities	$	2,093,511
Cash provided by (applied to) financing activities		
Distributions to stockholders		(1,986,000)
Net cash applied to financing activities	$	(1,986,000)
Net decrease in cash	$	107,511
Cash and cash equivalents at January 1, 2005		1,385,541
Cash and cash equivalents at December 31, 2005	$	1,493,052
Supplemental disclosure of cash flow information		
Cash paid during the period for interest	$	143,594
Cash paid during the period for taxes	$	24,500

The accompanying notes are an integral part of this financial statement.

NOTE 1 - ORGANIZATION

The Company was incorporated December 15, 1996. The Company is a broker-dealer operating as a floor broker on the Chicago Stock Exchange; the Company also engages in proprietary trading activities. The Company is a clearing member of the National Securities Clearing Corporation. The Company does not carry customer accounts as defined in rule 15c3-3 of the Securities Act.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue recognition - Securities transactions, commissions and expenses are recorded on trade date.

Mark-to-Market - Securities owned are recorded at market value on trade date.

Cash and Cash Equivalents - For financial statement purposes, all highly liquid debt instruments with a maturity of three months or less at date of acquisition are considered to be cash equivalents.

Management's Use of Estimates - The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments - Substantially all of the Company's assets and liabilities are considered financial instruments as defined by Statement of Financial Accounting Standard No. 107 and are either already reflected at fair values, or are short-term or replaceable on demand. Therefore their carrying amounts approximate their fair values.

NOTE 3 - EXCHANGE DEPOSITS

The Company is required to maintain deposits with the clearing agencies of the Chicago Stock Exchange. At December 31, 2005 the Company had the following balances in its deposit accounts.

National Securities Clearing Corporation	$1,114,000
Depository Trust Company	10,000
Total Exchange Deposits	$1,124,000

NOTE 4 - CHX HOLDINGS, INC. STOCK

The Company was formerly a member of the Chicago Stock Exchange. Effective February 9, 2005, following regulatory approval, the Chicago Stock Exchange effected a plan of demutualization to change the organizational structure to a for-profit, wholly owned subsidiary of CHX Holdings, Inc. All CHX memberships were extinguished as part of the demutualization transactions.

The Company owns 6,000 shares of CHX Holdings, Inc. common stock with an aggregate market value of $180,000 at December 31, 2005. CHX Holdings, Inc. common stock is subject to limitations on transfer, ownership and voting. The shares of CHX Holdings, Inc. represent ownership rights but do not confer rights to provide access to the Exchange and its trading systems (See Note 5).

NOTE 5 - COMMITMENTS AND CONTINGENT LIABILITIES

The Company holds seven trading permits which provide access to the Chicago Stock Exchange and its trading systems, as well as to other market places through the Intermarket Trading System and other intermarket connections. Persons holding CHX trading permits are considered "members" of the CHX for purposes of the Securities Exchange Act of 1934 and are characterized as participants subject to the regulatory jurisdiction of the Exchange.

NOTE 5 - COMMITMENTS AND CONTINGENT LIABILITIES (Concluded)

Each trading permit is effective for one year following the issuance date and will automatically renew for an additional one-year term on each anniversary of the issuance date. A trading permit may not be sold, leased or otherwise transferred except between nominees within the same participant firm. The trading permits are subject to an annual fee of $6,000 for each permit payable in equal monthly installments. Fees paid amounted to $35,000 in 2005.

There were no contingent liabilities at the statement date.

NOTE 6 - LINE OF CREDIT

The Company has established a $400,000 line of credit with its banks to finance market-making activities. Loans under this arrangement bear interest at the Bank's "Prime Rate," 7.25% December 31, 2005. The loans are collateralized by inventories of securities. There was nothing borrowed under the line of credit at December 31, 2005.

NOTE 7 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

In the normal course of business, the Company enters into transactions in financial instruments with varying degrees of off-balance-sheet risk. These financial instruments include corporate securities. The trading of these financial instruments is conducted with other registered broker-dealers. The Company also maintains bank accounts with balances in excess of federally insured limits. The Company's exposure to credit risk associated with counterparty nonperformance on the above financial instruments is limited to the amounts reflected in the Statement of Financial Condition.

NOTE 7 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISK (Concluded)

Upon occasion the Company enters into short sale transactions. Securities sold, not yet purchased, represent obligations of the Company to deliver specified securities at the contracted price, and thereby create a liability to repurchase the securities in the market at prevailing prices. These transactions may result in off-balance-sheet risk as the Company's ultimate obligation to satisfy its obligation for securities sold, not yet purchased may exceed the amount recognized in the Statement of Financial Condition.

From time to time the Company maintains bank accounts with balances in excess of federally insured limits. The Company's exposure to credit risk associated with counterparty nonperformance is limited to the amounts reflected in the Balance Sheet. The Company's bank has provided a bank deposit guaranty bond in the amount of $100,000 to cover deposits in excess of the federally insured limits.

NOTE 8 - CAPITAL STOCK

Capital stock consists of

Par value per share	None
Shares authorized	5,000
Shares issued	1,000
Shares outstanding	1,000

NOTE 9 - CAPITAL REQUIREMENTS

The Company is subject to the capital requirement rules of the Chicago Stock Exchange. Company net capital was determined to be $3,394,865 under these rules; this amount exceeded the minimum requirement by $3,294,865 at December 31, 2005.

NOTE 10 - TAX STATUS

The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Accordingly, the financial statements do not include a provision for federal income taxes because the Company does not incur federal taxes. Instead, its earnings and losses are included in the stockholders' personal income tax returns and are taxed based on their personal tax strategies.

The Company incurs state income taxes, and the financial statements include a provision for the state tax effect of transactions reported in the financial statements.

Tax returns filed by the Company have not been examined by taxing authorities.

DOUGALL & ASSOCIATES, INC.

SUPPLEMENTARY INFORMATION

PURSUANT TO RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

AS OF DECEMBER 31, 2005

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

Broker or Dealer Dougall & Associates, Inc. as of 12/31/04

COMPUTATION OF NET CAPITAL

1. Total ownership equity (from Statement of Financial Condition - Item 1800)			$ 3,500,124	3480
2. Deduct: Ownership equity not allowable for net capital				3490
3. Total ownership equity qualified for net capital			3,500,124	3500
4. Add				
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
B. Other (deductions) or allowable credits (List)				3525
5. Total capital and allowable subordinated liabilities			$ 3,500,124	3530
6. Deductions and/or charges				
A. Total non-allowable assets from:				
Statement of Financial Condition (Notes B and C)		$ 144,041 [3540]		
1. Additional charges for customers' and non-customers' security accounts		[3550]		
2. Additional charges for customers' and non-customers' commodity accounts		[3560]		
B. Aged fail-to-deliver		[3570]		
1. Number of Items	[3450]			
C. Aged short security differences - less reserve of	[3460]	[3580]		
number of items	[3470]			
D. Secured demand note deficiency		[3590]		
E. Commodity futures contracts and spot commodities proprietary capital charges		- [3600]		
F. Other deductions and/or charges		[3610]		
G. Deductions for accounts carried under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x)		[3615]		
H. Total deductions and/or charges			144,041	3620
7. Other additions and/or allowable credits (list)				3630
8. Net capital before haircuts on securities positions			3,356,083	3640
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):				
A. Contractual securities commitments		[3660]		
B. Subordinated securities borrowings		[3670]		
C. Trading and investment securities:				
1. Bankers' acceptances, certificates of deposit and commercial paper		[3680]		
2. U.S. and Canadian government obligations		[3690]		
3. State and municipal government obligations		[3700]		
4. Corporate obligations		[3710]		
5. Stocks and warrants		6,917 [3720]		
6. Options		[3730]		
7. Arbitrage		[3732]		
8. Other securities		[3734]		
D. Undue concentration		[3650]		
E. Other (list)		[3736]		3740
10. Net Capital			3,349,166	3750
			OMIT PENNIES	

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

Broker or Dealer Dougall & Associates, Inc. as of 12/31/04

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)		$ 25,267	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)		$ 100,000	3758
13. Net capital requirement (greater of line 11 or 12)		$ 100,000	3760
14. Excess net capital (line 10 less 13)		$ 3,249,166	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)		3,321,870	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. Liabilities from Statement of Financial Condition			272,952	3790
17. Add:				
A. Drafts for immediate credit		3800		
B. Market value of securities borrowed for which no equivalent is paid or credited		3810		
C. Other unrecorded amounts (List)		3820	-	3830
18. Deduct: Adjustment based on deposits in Special Reserve Bank Accounts (15c3-1 (c)(1)(vii))				3838
19. Total aggregate indebtedness			272,952	3840
20. Percentage of aggregate indebtedness to net capital (line 19 / line 10)			8%	3850
21. Percentage of Aggregate Indebtedness to net capital *after* anticipated capital withdrawals (line 19 / line 10 less item 4880 page 11)			8%	3853

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirment pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries debits		3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)		3880
24. Net capital requirement (greater of line 22 or 23)		3760
25. Excess net capital (line 10 less 24)		3910
26. Percentage of Net Capital to Aggregate Debits (line 10 / line 17 page 8)		3851
27. Percentage of Net Capital, *after* anticipated capital withdrawals, to Aggregate Debits (line 10 less Item 4880 page 11 / line 17 page 8)		3854
28. Net capital in excess of: 5% of combined aggregate debit items or $120,000		3920

OTHER RATIOS

Part C

29. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)		3860
30. Options deductions/Net Capital ratio (1000% test) total deductions exclusive of liquidating equity under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x) / Net Capital		3852

Notes:

(A) The minimum net capital requirements should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of
1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness of 2% of aggregate debits if alternative method used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets

DOUGALL & ASSOCIATES, INC.

Reconciliation of Computation of Net Capital
December 31, 2005

There were no material differences between the audited and unaudited computation of net capital under Rule 15c3-1.

DOUGALL & ASSOCIATES, INC.

Computation for Determination of Reserve Requirements
for Brokers and Dealers Pursuant to
Rule 15c3-3 under the Securities Exchange Act of 1934

December 31, 2005

The Company does not clear securities transactions or take possession or control of securities for customers and, therefore, is exempt from the possession or control and reserve requirements of Rule 15c3-3 under the Securities Exchange Act of 1934.

FAIRCLOTH & ASSOCIATES, LLC
ACCOUNTANTS AND AUDITORS
542 SOUTH DEARBORN STREET
CHICAGO, ILLINOIS 60605

**SUPPLEMENTAL REPORT ON
INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5**

To the Stockholders
Dougall & Associates, Inc.
Chicago, Illinois

In planning and performing our audit of the financial statements of Dougall & Associates (the "Company") for the year ended December 31, 2005 (on which we issued our report dated February 21, 2006), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

To the Stockholders
Dougall & Associates, Inc.
Chicago, Illinois
Page 2

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives, in all material respects, indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the Commission's objectives.

This report is intended solely for the use of the Company's stockholders, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Fairclott & Associates, LLC

Chicago, Illinois
February 21, 2006